Ms. Mara Ransom

Assistant Director

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

June 21, 2017

Re:	Campagna Motors USA, Inc.

Offering Statement on Form 1-A

Filed November 18, 2016

Dear Ms. Ransom:

Thank you for your comments of June 19, 2017 regarding the Offering Statement of Campagna Motors USA, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

General

1. Please identify your principal underwriters in your next amendment. See Item 5(a) of Part II of Form 1-A.

No underwriter or broker-dealer has been engaged to date. The Company anticipates beginning the offering under its own, best-efforts. Upon an engagement with a broker, a post-qualification amendment will be submitted. The language in the offering circular has been updated to reflect that the Company intends to begin on its own best efforts.

General, page 15

2. Please refer to the line in the table titled “Net offering proceeds.” The amounts presented on this line should equal the amounts presented on the line titled “Capital raised” less the amounts presented on the lines titled “Offering commissions” and “Offering costs.” However, the amounts disclosed for Net offering proceeds are not mathematically correct for each of the 50%, 75%, and 100% offering scenarios. Please revise.

The figures have been updated.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Campagna Motors USA, Inc. filed on November 18, 2016. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

KHLK LLP

cc: Andre Morissette

Chief Executive Officer

Campagna Motors USA, Inc.

1320 State Route 9, Suite 6667

Champlain, NY 12919